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                                                                  CONFORMED COPY

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF JUNE, 1998

                          ROYAL CARIBBEAN CRUISES LTD.
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                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F       X           FORM 40-F
                                -----                      -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                         NO          X
                            -----                       -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].


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                                                       Contact: Lynn Martenstein
                                                                  (305) 539-6573

                                                       FOR IMMEDIATE RELEASE


                    ROYAL CARIBBEAN AND GOVERNMENT TO SETTLE
                                ENVIRONMENT CASES

MIAMI - June 2, 1998 - Royal Caribbean Cruises Ltd. and the Department of Justice agreed today to settle previously filed charges related to improper disposal of oil-contaminated bilge water2 and to attempts to conceal such activities from the U.S. Coast Guard. The settlement agreement stipulates that Royal Caribbean will pay $9 million to the government, $1 million of which will be devoted to conservation projects in Puerto Rico and southern Florida. The latter funds will be administered by the National Fish and Wildlife Foundation. The settlement is subject to the approval of the courts in Miami and San Juan.

         As part of the settlement, Royal Caribbean has entered a guilty plea in federal court in Miami and, subsequently, will enter a guilty plea in federal court in San Juan, Puerto Rico. The company initially pleaded not guilty to the charges, which involved incidents that occurred between 1990 and 1994. It decided to change its pleas based on a review of the available evidence, including evidence recently submitted by the Government, and the conclusion that there had been wrongdoing.

         Jack Williams, Royal Caribbean president, stated, "We deeply regret our role in polluting the marine environment and we are particularly sorry for the attempts to conceal that pollution. These acts were inexcusable, they were wrong and we accept full responsibility for these violations. In retrospect, we did not do a good enough job monitoring and enforcing our own environmental standards."


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2Bilge water is water that accumulates in the bottom of a ship's engine room as the result of a ship's normal operation, including condensation, cleaning, or maintenance. It usually includes trace amounts of fuel or lubricating oil.

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ROYAL CARIBBEAN AND GOVERNMENT SETTLE ENVIRONMENT CASES 2-2-2-2
---------------------------------------------------------------


         The company is under a continuing investigation and may be subject to additional charges for violations of U.S. law.

         The company has developed a comprehensive environmental compliance program, based on continuous improvement. In January 1996, the company assigned an environmental officer to each ship; and has since voluntarily established for itself in many areas higher-than-industry standards by which to govern its environmental performance. In addition, to further strengthen its environmental program, former EPA Administrator William K. Reilly has joined Royal Caribbean as a Director, and Nancy Wheatley has joined the company as Senior Vice President, Safety and Environment.




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                                         Contact: Lynn Martenstein or Rich Steck
                                                                  (305) 539-6573

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------



               ROYAL CARIBBEAN CRUISES LTD. ANNOUNCES STOCK SPLIT

         MIAMI - June 23, 1998 - Royal Caribbean Cruises Ltd. (NYSE & OSE: RCL) announced today that its Board of Directors approved a two-for-one stock split of its common shares. The stock will split and be distributed to shareholders on July 31, 1998, in the nature of a stock dividend for all shareholders of record on July 10, 1998.

         The price for converting shares of the Royal Caribbean Cruises Ltd. Series A Convertible Preferred Stock into common shares will be adjusted as a result of the split. Effective July 13, 1998, each share of the company's convertible preferred stock will be convertible into 3.0864 common shares (equivalent to a conversion price of $16.20 per common share).

         Royal Caribbean Cruises Ltd., is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 17 vessels in service with a capacity of over 31,000 berths. Six ships are on order, for an additional capacity of 15,200 berths. The ships currently visit Alaska, the Bahamas, Bermuda, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal and Scandinavia.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                                         (Registrant)



Date: June 30, 1998                         By:  /s/ Richard J. Glasier
                                               -------------------------
                                               Richard J. Glasier
                                               Executive Vice President
                                                 and Chief Financial Officer